UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports June 2009 passenger traffic

Monterrey, Mexico, July 7, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that total passenger traffic (terminal passengers) at its 13 airports decreased 20.5% in June 2009, as compared to June 2008. Domestic traffic decreased 18.4%, and international traffic decreased 32.3%.

Traffic volumes during the month continue to reflect the adverse environment for the air transport industry, including the residual effect of the A(H1N1) flu outbreak.

Total Passengers*
(Thousand)	June-08	June-09	Change %	Jan-June 2008	Jan-June 2009	Change %
Domestic	1,008.9	823.3	(18.4)	6,065.7	4,755.6	(21.6)
International	177.6	120.3	(32.3)	1,339.5	995.0	(25.7)
OMA Total	1,186.5	943.6	(20.5)	7,405.2	5,750.7	(22.3)
* * Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic in June 2009 decreased 18.4% (-185,629 passengers), compared to the same month of 2008. All airports recorded reductions in domestic traffic. The most affected airports were Monterrey, Ciudad Juárez, Acapulco, and Tampico, principally because of the departure from the market of Aerocalifornia, Avolar, Aladia, and Alma in the second half of 2008 and the reduction in frequencies or cancellation of routes by Aviacsa, Grupo Mexicana, and VivaAerobus. The opening of the Culiacán-Guadalajara route by VivaAerobus on June 1 should be noted.

International traffic decreased 32.3% (-57,334 passengers) in June 2009 compared to June 2008. Monterrey and the tourist destination airports of Mazatlán, Acapulco, and Zihuatanejo were the most affected, principally as a result of the reduction in passengers carried by Grupo Mexicana, Delta, Continental, Grupo Aeroméxico, and Aviacsa. The opening of the Durango-Chicago route by Aeroméxico Connect on June 27 is noteworthy.

The flu outbreak had its greatest impact on passenger traffic during the month of May. Total passenger traffic in June 2009 was 25.2% above the May 2009 level. June domestic traffic was 22.9% higher, and international traffic was 44.4% higher than the May levels.

On June 3, 2009, the Ministry of Communications and Transportation (SCT), acting through the General Directorate for Civil Aviation (DGAC), temporarily suspended the operation of 25 Aviacsa aircrafts after inspections revealed certain maintenance deficiencies. Aviacsa obtained a judicial injunction that enabled it to continue operating, and it resumed its operations on June 12. On July 6, 2009, the SCT suspended Aviacsa’s right to use Mexican airspace, based on non-payment of royalties owed to the agency SENEAM (Navigation Services for Mexican Airspace). According to the official statement, the suspension will be lifted if such amounts due are paid by Aviacsa. Until this announcement, Aviacsa operated a total of seven routes in four of OMA’s 13 airports (Monterrey, Acapulco, Ciudad Juárez, and Tampico). All of Aviacsa’s routes are also served by other carriers. Aviacsa accounted for 7.0% of OMA’s total passenger traffic during the January-June 2009 period; 96.7% of passengers were domestic.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 7, 2009